Filed Pursuant to Rule 424(b)(3)
Registration No. 333-133652

GRUBB & ELLIS HEALTHCARE REIT, INC.

SUPPLEMENT NO. 2 DATED JANUARY 30, 2009
TO THE PROSPECTUS DATED DECEMBER 3, 2008

This document supplements, and should be read in conjunction with, our prospectus dated December 3, 2008, as supplemented by Supplement No. 1 dated December 3, 2008, relating to our offering of 221,052,632 shares of common stock. The purpose of this Supplement No. 2 is to disclose:

•	the status of our initial public offering;

•	our intention to conduct a follow-on offering;

•	the appointment of a new chief accounting officer; and

•	the approval of certain amendments to our independent director compensation plan.

Status of Our Initial Public Offering

As of January 23, 2009, we had received and accepted subscriptions in our offering for 78,076,645 shares of our common stock, or approximately $779,839,000, excluding shares issued under our distribution reinvestment plan. As of January 23, 2009, approximately 121,923,355 shares remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares in our offering until the earlier of September 20, 2009, or the date on which the maximum offering has been sold.

Follow-on Offering

We disclosed in November 2008 that we did not have the intent at that time to conduct a follow-on offering. We also disclosed that nothing limited our rights to pursue a follow-on offering in the future. On January 28, 2009, our board of directors determined that at this time, it is in the best interests of our stockholders to pursue a follow-on offering. This information does not constitute an offer of any securities for sale.

Appointment of Chief Accounting Officer

On January 28, 2009, our board of directors appointed Kellie S. Pruitt to serve as our Chief Accounting Officer. Ms. Pruitt replaces Shannon K S Johnson as our principal accounting officer. This appointment represents another step in our self-management program. Ms. Johnson continues to serve as our Chief Financial Officer and principal financial officer.

Ms. Pruitt, 42, has served as our Controller since January 5, 2009. Ms. Pruitt served as a Senior Manager at Deloitte & Touche LLP, from 1995 to 2007, serving both public and privately held companies primarily concentrated in the real estate and consumer business industries. From September 2007 to December 2008, Ms. Pruitt served as the Vice President, Financial Reporting and Compliance, for Fender Musical Instruments Corporation. She graduated from the University of Texas with a B.A. degree in Accounting and is a member of the AICPA. Ms. Pruitt is a Certified Public Accountant licensed in Arizona and Texas.

Amendments to Director Compensation Plan

On December 30, 2008, our board of directors, upon the recommendation of our compensation committee, approved the following amendments to our independent director compensation plan:

•	Annual Retainer. Effective January 1, 2009, the annual retainer for each independent director was increased from $36,000 to $50,000.

•	Annual Retainer, Committee Chairman. Effective January 1, 2009, the chairman of each board committee (including the audit committee, the compensation committee, the nominating and corporate governance committee, and the investment committee) will receive an additional annual retainer of $7,500.

•	Meeting Fees. Effective January 1, 2009, the meeting fee for each board meeting attended in person or by telephone was increased from $1,000 to $1,500 and the meeting fee for each committee meeting attended in person or by telephone was increased from $500 to $1,000.

•	Equity Compensation. Effective June 1, 2009, each independent director will receive a grant of 5,000 shares of restricted common stock upon each re-election to the board, rather than 2,500 shares, as was previously provided.